Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “the company”)
RANDGOLD RESOURCES: Q2 RESULTS INTERNATIONAL INVESTOR CALL
Randgold Resources CEO Mark Bristow will be hosting a conference call to coincide with the release of the second quarter results.

Date:	Thursday August 4, 2011
Time:	08:00 Pacific (USA/Canada) • 11:00 Eastern (USA/Canada) • 16:00 BST (UK) • 17:00 CEST/CAT
DIAL-IN — LIVE CALL
Password: Randgold
USA — Toll free: 1 866 966 5335
Canada — Toll free: 1 800 608 0547
UK — Toll free: 0808 109 0700 / Toll: 0 20 3003 2666
South Africa — Toll free: 0 800 980 512
Australia — Toll free: 1 800 681 584
International — Toll: +44 20 3003 2666
PLAYBACK — (replay available 2 hours after the call, for 7 days) Access Code 3625018#
USA — Toll free: 1 866 583 1035 / 1 866 583 1039 / 1 866 595 5357
Canada — Toll free: 1 888 889 0604
UK — Toll free: 0800 633 8453 / Toll: 0 20 8196 1998
South Africa — Toll free: 0 800 981 236
Australia — Toll free 1 800 268 910
International Toll: +44 20 8196 1998
* LINK TO CONFERENCE CALL ONLINE PRESENTATION^
To view the live presentation accompanying the investor call please click
http://www.meetingzone.com/presenter/?partCEC=3625018
Enter your details on the left hand side under guest login.
Participant pin: 3625018
^Note: This add-on option enables you to login online at the start of the call and view the presentation as Mark Bristow runs through the slides on-screen. You still need to dial-in by telephone as usual as the investor call audio will not be broadcast through this website link. You also still have the option of downloading the presentation slides in advance of the call from the Randgold Resources website at www.randgoldresources.com.
• RELEASE
The Q2 results will be released electronically on Thursday August 4, 2011 at 07:00 BST (UK). The full results will also be published then on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30 BST (UK).
• SIMULTANEOUS AUDIO WEBCAST OF LONDON PRESENTATION
A live audio webcast of the presentation to analysts in London at 12:00 BST will be available on the company’s website and will remain on the site for later viewing.
• QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel: +44 20 7557 7738
www.randgoldresources.com